SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, it received, on December 6, 2017, from B3 SA ("Brazil, Bolsa e Bialcão"), the Official Letter 398/2017/CVM/SEP/GEA-1 requesting clarifications regarding the news published by the newspaper “O Estado de São Paulo”, Economy and Business section, under the heading "Broadcast Column: Eletrobras evaluates external funding in early 2018", among other information, as transcribed at the end of this market announcement:

In compliance with the Official Letter in reference, the Company hereby informs the following:

1.   As broadly disclosed to the market, Eletrobras intends to reduce the Net Debt/Management Ebitda ratio under the 2017/2021 Business and Management Plan ("PDNG") by adopting various measures such as divestments, privatizations and /or administration and management of debts.

2.   Within this context, as disclosed in the Market Announcement dated of August 3rd, 2017, the Company is strategically evaluating various initiatives and opportunities, which may contribute to the achievement of the goals set forth in said PDNG, among them, the possibility of funding of funds for the discharge or management of contracted debts of the Company;

3.   In this scenario, despite prior analysis, evaluation and procedures necessary for the Company to be prepared for an eventual fundraising operation, if it is approved by its competent management bodies to take advantage of new opportunities that may arise, the Company has not signed, until this date, the contracts mentioned in the news.

Rio de Janeiro, December 7, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Oficial Letter 398/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

    Dear. Oficcer,

1.             We refer to the news published on this date, by the newspaper "O Estado de São Paulo", Economy and Business section, under the heading "Broadcast Column: Eletrobras evaluates external funding in early 2018", which include the following statements:

Eletrobras is considering retaking a debt external funding, which may happen at the first opportunitie of 2018, at the beginning of the year, after Cemig  successfully closed a US $ 1 billion bond fund overseas. Bradesco and Bank of America Merril Lynch (BofA) have already been contracted to lead the process. The operation, if implemented, will help the state to compose its restructuring program, which involves privatization and is likely to occur in the second half of 2018.

2.             In this regard, we request a statement from the company concerning the veracity of the news, and if so, explain the reasons why it was not considered a relevant fact and comment about other information considered important on the subject

3.             In addition, as stated in CVM Instruction Nº 358/02, article 4, sole paragraph, provides for the obligation to inquire of the Company’s management and controlling shareholders, as well as other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to thie market in order to ascertain whether they know information that should be disclosed to the market.

4.    The answer should be submitted through the Empresa.NET System, category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

5.   The Superintendence of Corporate Relations will be responsible for, in use of its legal attibutions ans, based on Law Nº 6,385/1976, article 9, item II, and CVM Instruction Nº 452/2007, the determination of the application of a fine, in the amount of R$ 1,000 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this Official Letter, send exclusively by e-mail, until 12.07.2017, notwithstanding the provisions of the sole paragraph of article 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.